SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                           For the month of June 2005

                               Assure Energy, Inc.
--------------------------------------------------------------------------------
                               (Registrant's name)
                         521 3rd Avenue, S.W., Suite 800
                            Calgary, Alberta T2P 3T3
                                     Canada
--------------------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

                           Form 20-F |X| Form 40-F |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                TABLE OF CONTENTS


1. Consolidated Financial Statements of Registrant for the Three Months Ended March 31, 2005 as filed on SEDAR on June 1, 2005;

2. Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2005 as filed on SEDAR on June 1, 2005;

3. Press Release Dated June 1, 2005 Announcing Filing of Unaudited Financial Statements for the Three Months Ended March 31, 2005 and the Postponement of Registrant's Annual and Special Meeting of Shareholders as filed on SEDAR on June 1, 2005;

4. Certification of Interim Filings During Transition Period by Registrant's President and Chief Financial Officer as Filed on SEDAR on June 1, 2005;

5. Letter to British Columbia and Alberta Securities Commissions dated June 1, 2005 advising of the postponement of Registrant's Annual and Special Meeting of Shareholders as filed on SEDAR on June 1, 2005.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  June 3, 2005                        ASSURE ENERGY, INC.


                                                 By: /s/ Harvey Lalach
                                                     --------------------
                                                     Name:  Harvey Lalach
                                                     Title: President

                                                                          ITEM 1


ASSURE ENERGY, INC.
CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2005
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

                                                             Assure Energy, Inc.
                                                     Consolidated Balance Sheets
                                            (Unaudited - prepared by management)
                                                 (Expressed in Canadian Dollars)
--------------------------------------------------------------------------------

                                                      March 31,     December 31,
                                                         2005           2004
-------------------------------------------------   ------------    ------------
ASSETS                                                               (Audited)
Current Assets
  Cash                                              $    108,509    $    112,660
  Receivables                                         10,167,339       3,224,863
  Deposits and prepaid expenses                          597,195         481,542
-------------------------------------------------   ------------    ------------
                                                      10,873,043       3,819,065
  Deposits                                                53,200          53,200
  Investment                                             942,866         927,626
  Property and equipment (note 2)                     31,535,936      34,282,243
-------------------------------------------------   ------------    ------------
Total Assets                                        $ 43,405,045    $ 39,082,134
=================================================   ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Payables and accrued liabilities                 $ 12,501,172    $  8,269,333
  Bank loan (note 3)                                  6,600,000       6,150,000
  Due to shareholders (note 4)                        2,964,311       2,520,372
  Interest payable                                       11,113          11,245
  Current portion of long term debt (note 5)            983,821         978,896
------------------------------------------------   ------------    ------------
                                                     23,060,417      17,929,846
  Long term debt (note 5)                             2,901,462       3,131,412
  Asset retirement obligation (note 6)                1,286,775       1,279,702
  Future income taxes                                 1,903,626       2,220,885
------------------------------------------------   ------------    ------------
                                                     29,152,280      24,561,845
------------------------------------------------   ------------    ------------
Shareholders' Equity
  Common shares (note 7b)                            26,108,527      25,256,913
  Preferred shares (note 7c)                          3,489,521       3,489,521
  Warrants (note 7e)                                  1,836,001       2,070,001
  Contributed surplus (note 7b)                         995,950         995,950
  Currency exchange adjustment                          319,960         319,960
  Deficit                                           (18,497,194)    (17,612,056)
------------------------------------------------   ------------    ------------
                                                     14,252,765      14,520,289
------------------------------------------------   ------------    ------------
Total Liabilities and Shareholders' Equity         $ 43,405,045    $ 39,082,134
================================================   ============    ============

The accompanying notes are an integral part of these consolidated financial statements.

                                                             Assure Energy, Inc.
                               Consolidated Statements of Operations and Deficit
                                            (Unaudited - prepared by management)
                                                 (Expressed in Canadian Dollars)
--------------------------------------------------------------------------------

For the three months ended March 31,                   2005            2004
------------------------------------------------   ------------    ------------
REVENUE
  Petroleum and natural gas sales                  $  2,740,524       3,386,613
  Less: royalties, net of tax credits                  (479,147)       (671,363)
------------------------------------------------   ------------    ------------
  Net petroleum and natural gas revenue               2,261,377       2,715,250
  Equity income                                          15,240           4,370
  Interest and other income                               5,244           3,952
------------------------------------------------   ------------    ------------
                                                      2,281,861       2,723,572
------------------------------------------------   ------------    ------------

EXPENSES
  Asset retirement obligation - accretion                22,572          31,459
  Depletion and depreciation                          1,228,475       1,349,394
   Foreign exchange loss (gain)                          11,381         (42,633)
  General and administrative                          1,011,456       1,574,873
  Interest                                              172,645         226,117
  Production and operating costs                        946,982         926,533
------------------------------------------------   ------------    ------------
                                                      3,393,511       4,065,743
------------------------------------------------   ------------    ------------

Loss before income taxes                              1,111,650       1,342,171
------------------------------------------------   ------------    ------------

Income tax expense  - current                            55,854          66,330
Income tax recovery - future                           (317,259)       (302,869)
------------------------------------------------   ------------    ------------
Total income tax expense                               (261,405)       (236,539)
------------------------------------------------   ------------    ------------

Net loss after taxes                                   (850,245)     (1,105,632)
Minority interest in consolidated subsidiary                 --          46,987
------------------------------------------------   ------------    ------------
Net loss for the period                                (850,245)     (1,058,645)

Deficit, beginning of period                        (17,612,056)    (13,722,191)
Dividends                                               (34,893)        (76,054)
------------------------------------------------   ------------    ------------
Deficit, end of period                             $(18,497,194)   $(14,856,890)
================================================   ============    ============

                                                   $      (0.04)   $      (0.06)
Loss  per share - Basic

Weighted average common shares outstanding
                - Basic                              21,327,198      17,626,290

(Diluted earnings per share have not been presented as such would be antidilutive)

The accompanying notes are an integral part of these consolidated financial statements

                                                             Assure Energy, Inc.
                                           Consolidated Statements of Cash Flows
                                            (Unaudited - prepared by management)
                                                 (Expressed in Canadian Dollars)
--------------------------------------------------------------------------------

For the three months ended March 31,                    2005           2004
--------------------------------------------------   -----------    -----------

 OPERATING ACTIVITIES
 Net loss for the period                             $  (850,245)   $(1,058,645)
 Add (deduct) items not affecting cash:
   Depreciation and depletion                          1,228,475      1,349,394
   Asset retirement obligation - accretion                22,572         31,459
   Minority interest                                          --        (46,987)
   Future income taxes                                  (317,259)      (302,869)
   Equity share of earnings of investment                (15,240)        (4,370)
   Interest and dividends paid through the
     issuance of shares                                   83,161        588,155
   Stock compensation expense                            192,565        165,214
   Accrued interest payable                                 (132)            --
   Foreign exchange loss (gain)                           11,381        (42,633)
   Provision for income tax                               55,854         21,092
--------------------------------------------------   -----------    -----------
                                                         411,132        699,810
   Net change in non-cash operating
     working capital                                   2,582,963      1,963,737
--------------------------------------------------   -----------    -----------
 Net cash provided by operating activities             2,994,095      2,663,547
--------------------------------------------------   -----------    -----------

 FINANCING ACTIVITIES
 Proceeds (repayments) from/to long
     term debt                                                --        (34,174)
 Bank loan advances (repayments)                         450,000     (1,050,000)
 Shareholders advances                                   443,939             --
 Proceeds from the exercise of warrants                  101,220             --
--------------------------------------------------   -----------    -----------
 Net cash provided by financing activities               995,159     (1,084,174)
--------------------------------------------------   -----------    -----------

 INVESTING ACTIVITIES
 Net change in property and equipment                 (3,997,667)    (5,959,962)
--------------------------------------------------   -----------    -----------
 Net cash used in investing activities                (3,997,667)    (5,959,962)
--------------------------------------------------   -----------    -----------

Effect of exchange rates changes on cash                   4,262         89,501
--------------------------------------------------   -----------    -----------

 Net cash flow for the period                             (4,151)    (4,291,088)

 Cash, beginning of period                               112,660      4,628,405
--------------------------------------------------   -----------    -----------

 Cash, end of period                                 $   108,509    $   337,317
--------------------------------------------------   -----------    -----------

The accompanying notes are an integral part of these consolidated financial statements

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                                  March 31, 2005
                                              (Unaudited prepared by management)
                                                 (Expressed in Canadian Dollars)
--------------------------------------------------------------------------------

1.    NATURE OF THE BUSINESS AND BASIS OF PRESENTATION

      The interim consolidated financial statements of the Company have been prepared by management, without audit or review by the Company's auditor, in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The interim financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2004. The interim financial statements have been prepared following the same significant accounting policies as the most recently reported annual financial statements.

      Assure Energy, Inc. (the "Company" or "Assure") and its subsidiaries are engaged in the exploration, development and production of oil and natural gas in the Canadian provinces of Alberta, Saskatchewan and British Columbia.

      The interim consolidated financial statements present the results of operations of the Company for the three months ended March 31, 2005 and its wholly owned subsidiaries, Assure Oil & Gas Corp. ("Oil & Gas") and Westerra 2000 Inc. ("Westerra"). All material inter-company accounts and transactions have been eliminated on consolidation.


2.    PROPERTY AND EQUIPMENT

                                                                            Accumulated
                                                                           Depletion and
March 31, 2005                                                 Cost         Depreciation    Net Book Value
-------------------------------------------------------   --------------   --------------   --------------
Petroleum and natural gas properties and equipment        $   60,821,461   $   29,307,668   $   31,513,793
Furniture and equipment                                          124,136          101,993           22,143
-------------------------------------------------------   --------------   --------------   --------------
                                                          $   60,945,597   $   29,409,661   $   31,535,936
-------------------------------------------------------   --------------   --------------   --------------

                                                                            Accumulated
                                                                           Depletion and
December 31, 2004                                              Cost         Depreciation    Net Book Value
-------------------------------------------------------   --------------   --------------   --------------
Petroleum and natural gas properties and equipment        $   62,339,292   $   28,083,446   $   34,255,846
Furniture and equipment                                          124,136           97,739           26,397
-------------------------------------------------------   --------------   --------------   --------------
                                                          $   62,463,428   $   28,181,185   $   34,282,243
-------------------------------------------------------   --------------   --------------   --------------

      At March 31, 2005, costs amounting to $1,070,482 (2004 - $1,169,342) that were incurred on unproven properties have been excluded from costs subject to depletion.

      An impairment test calculation was performed on the Company's property, plant and equipment as of March 31, 2005 and it was determined that the fair market value exceeded the carrying amount of the Company's property, and equipment.

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                                  March 31, 2005
                                              (Unaudited prepared by management)
                                                 (Expressed in Canadian Dollars)
--------------------------------------------------------------------------------

3.    BANK LOAN

      a)    Assure Energy Inc.


      As at March 31, 2005 the Company had available a $5,775,000 (2004 - $6,400,000) revolving operating demand loan facility with a Canadian chartered bank. The facility reduces by $75,000 per month commencing November 30, 2004 and reduces by $275,000 per month commencing January 31, 2005. The loan bears interest at the bank's prime rate plus 1.5% interest subject to a standby fee of 0.125% per annum. The Company also had available, a $1,200,000 non-revolving acquisition and development demand loan facility at the same bank with interest payable at the bank's prime rate plus 1.5% subject to a drawdown fee of 0.375% (acquisition) or 0.50% (development) and a standby fee of 0.125% per annum. The facilities are secured by a $20 million debenture over all the assets of the Company. These facilities will be reviewed no later than April 30, 2005. As at March 31, 2005, the Company had drawn down $5,300,000 (2004 - $5,700,000)
      against these facilities and this amount has been classified as a current liability. Under the credit facility agreement with the bank, the Company is subject to certain covenants.


      As at March 11, 2005 the Company agreed and accepted a Temporary Demand Loan facility with a Canadian chartered bank in the amount of $1,000,000 to provide for financing of capital expenditures associated with the completion and tie in of certain gas wells. The loan bears interest at the bank's prime rate plus 3% per annum. The facility is secured by a variable rate promissory demand note in the face amount of $1,000,000, a guarantee from Oil & Gas and Westerra, and a general assignment of book debts from Westerra. As at March 31, 2005, the Company had drawn down $1,000,000 (2004 - $nil) against this facility and this amount has been classified as a current liability.


      b)    Assure Oil & Gas Corp.


      As at March 31, 2005, the Company had available, through its wholly owned subsidiary Oil & Gas a $1,200,000 revolving, operating demand loan facility with a Canadian chartered bank. The loan bears interest at the bank's prime rate plus 1.0% interest subject to a standby fee of 0.125% per annum. The Company also had available through Oil & Gas a $450,000 non-revolving acquisition and development demand loan facility at the same bank with interest payable at the bank's prime rate plus 1.25% subject to a drawdown fee of 0.25% (acquisition) or 0.50% (development) and a standby fee of 0.125% per annum. The facilities are secured by a $10 million debenture over all the assets of Oil & Gas and a $10 million guarantee from Assure and Westerra. These facilities will be reviewed no later than April 30, 2005. As at March 31, 2005, Oil & Gas had drawn down $300,000 (2004 - $450,000) against these facilities and this amount has been classified as a current liability. Under the credit facility agreement with the bank, the Company is subject to certain covenants.


      Subsequent to March 31, 2005, the bank loans for the Company and Oil and Gas have been combined and refinanced subject to certain credit approval conditions outlined below.


      On March 7, 2005, the Company, signed a term sheet outlining the terms and conditions of proposed financing to replace the existing bank loan. Subject to certain credit approval conditions, the Company will have available a $7,100,000 revolving operating demand loan facility with a Canadian chartered bank. The loan will bear interest at the bank's prime rate plus 2% interest, subject to a standby fee of 0.125% per annum. The Company will also have available, a $2,700,000 non-revolving development demand loan facility at the same bank with interest payable at the bank's prime rate plus 2.5%, subject to a drawdown fee of 1% and a standby fee of 0.125% per annum. The facilities are secured by a $10 million debenture over all the assets of Oil & Gas, a $10 million guarantee from Assure and Westerra, and a $40 million supplemental debenture over the major producing petroleum and natural gas reserves of Assure, Oil & Gas, and Westerra. These facilities will be reviewed by July 15, 2005 and upon the Company's fiscal year end December 31, 2005, and not later than April 30, 2006. This new facility replaced both the Company's and Oil & Gas' facilities. A commitment fee in the amount of $500,000 was payable upon delivery of the commitment to the Company, payable in monthly payments of $100,000 per month commencing April 1, 2005. An earnest fee in the amount of $50,000 will also be payable on April 1, 2005.

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                                  March 31, 2005
                                              (Unaudited prepared by management)
                                                 (Expressed in Canadian Dollars)
--------------------------------------------------------------------------------

4.    DUE TO SHAREHOLDERS


      Due to shareholders is $2,964,311 (2004 - $2,520,372) as at March 31, 2005
      advanced from certain shareholders. The funds were advanced for general operational purposes, are unsecured, non-interest bearing and without fixed or agreed repayment terms and are subordinated to the bank.

5.    LONG TERM DEBT


      The Company's long term debt consists of a six-year note payable issued by its wholly owned subsidiary Oil & Gas in the principal amount of $750,000 (December 31, 2004 - $800,000) (the "CDN dollar Note") and a six-year subordinated promissory note payable in the principal amount of US $2,592,000, equivalent to Canadian $3,135,283 (December 31, 2004 - US $2,754,000, equivalent to Canadian $3,310,308) (the "US dollar Note").


      The CDN dollar Note was issued on December 28, 2002 and amended on June 1, 2004 and matures on December 28, 2008. The note accrues interest at 7.75 % per annum. Quarterly payments of principal and interest are due on March 28, June 28, September 28, and December 28. The note is subordinated to all present and future bank debt of Oil & Gas and its subsidiaries.


      The US dollar Note was issued on March 15, 2003, as amended on December 5, 2003, and further amended on June 1, 2004 and matures on March 15, 2009. The note accrues interest at 7.75% per annum. Quarterly payments of principal and interest are due and payable in US dollars on March 15, June 15, September 15, and December 15. The note is unsecured and is subordinated to all present and future bank debt of the Company and its subsidiaries. In connection with the issuance of the US dollar Note, the Company issued 450,000 common stock purchase warrants to purchase an equal number of the Company's common stock with an exercise price of $3.75 (US $3.10) per share. These common stock purchase warrants may be exercised at any time during the five years commencing July 1, 2003.


      On June 1, 2004 the CDN dollar Note and the US dollar Note were amended such that during the 20 month period immediately following the date of amendment all principal and interest payments due to the Note Holder under the Notes may at, the Company's option, be paid in common shares of the Company. Following such 20 month period all principal and interest payments due to the Note Holder under the Notes may, at the Holder's option, be paid in common shares of the Company.


      For the purposes of payments under the Notes in common shares, the common shares will be valued at the average closing price of the Company's common shares during the 10 day trading period immediately preceding the due date for the payment.


      Principal payments of $50,000 plus $14,795 of interest due on March 28, 2005 on the CDN dollar Note were satisfied by the issue by the Company of 52,832 common shares at $1.23 (US $1.01) per share.


      Interest of $63,517 (US $52,628) and principal of $195,518 (US $162,000)
      due on March 15, 2005 on the US dollar Note have been satisfied by the issue of 229,745 common shares at $1.13 (US $0.93) per share.


6.    ASSET RETIREMENT OBLIGATION

      The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties.

                                                           2005             2004
                                                    -----------      -----------
Present value of obligation at January 1,           $ 1,279,702      $ 1,088,682
Acquisitions/(dispositions)                             (15,499)              --
New obligations during the period                            --          112,513
Accretion expense                                        22,572           78,507
                                                    -----------      -----------
                                                    $ 1,286,775      $ 1,279,702
                                                    ===========      ===========

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                                  March 31, 2005
                                              (Unaudited prepared by management)
                                                 (Expressed in Canadian Dollars)
--------------------------------------------------------------------------------

7.    EQUITY INSTRUMENTS

      a)    Authorized


      Preferred Shares - 4,977,250 Blank Check non-voting Preferred Shares, 17,500 Series A Preferred Shares and 5,250 Series B Preferred Shares. Common Shares - 100,000,000 shares without par value.

      b)    Common Shares

                                                         Three Months Ended                                Year Ended
                                                           March 31, 2005                               December 31, 2004
-------------------------------------------   ---------------------------------------   ---------------------------------------
                                                                          Contributed                               Contributed
                                               # Shares      Amount         Surplus       # Shares       Amount       Surplus
-------------------------------------------   -----------   -----------   -----------   -----------   -----------   -----------
Beginning balance                              23,868,265   $25,256,913   $   995,950    19,650,100   $15,597,103   $   288,623
Payment of dividend on preferred shares                --            --            --        68,363       300,705            --
Exercise of warrants (i)                          234,000       335,220            --       100,000       506,503            --
Private placement                                      --            --            --       482,000     2,216,596            --
Payment of principal and interest on long
term debt (ii)                                    282,577       323,829            --       191,387       795,594            --
Pursuant to 2003 private placement                     --            --            --       143,500            --            --
Quarry amalgamation                                    --            --            --     3,098,758     5,508,903            --
Stock compensation                                     --       192,565            --            --            --       707,327
To be issued for payment of principal and
interest on long term debt                             --            --            --       134,157       331,509            --
-------------------------------------------   -----------   -----------   -----------   -----------   -----------   -----------
Ending balance                                 24,384,842   $26,108,527   $   995,950    23,868,265   $25,256,913   $   995,950
-------------------------------------------   -----------   -----------   -----------   -----------   -----------   -----------

            (i) During the quarter, 234,000 warrants were exercised for a total of $335,220 (cash proceeds of $101,220 plus $234,000 value ascribed to the warrants upon issue, see note 7(e)). In the prior year 100,000 warrants were exercised on settlement of interest on long term debt.

            (ii) During the quarter the Company issued 282,577 (2004 - 191,387) common shares on settlement of principal and interest payments due during the period on long term debt as disclosed in Note 5.

      c)    Preferred Shares

                                  Three Months Ended           Year Ended
                                    March 31, 2005          December 31, 2004
-----------------------------  -----------------------   -----------------------
                                # Shares      Amount      # Shares      Amount
-----------------------------  ----------   ----------   ----------   ----------
Beginning balance                  22,750   $3,489,521       22,750   $3,489,521
Shares issued                          --           --           --           --
-----------------------------  ----------   ----------   ----------   ----------
Ending balance                     22,750   $3,489,521       22,750   $3,489,521
-----------------------------  ----------   ----------   ----------   ----------


      On June 1, 2002, the Company sold 17,500 shares of Series A Preferred Stock ("Series A") with a stated value of US $100 (CDN $153) and a cumulative 5% dividend payable in cash or shares of the Company's common stock raising US $1,750,000 (Cdn$2,684,247). The Series A is convertible at the option of the holder after two years, or if called for redemption by the Company, transferred into units of the Company at US $1.50 per unit for every US $1 of stated value. Units consist of one share of the Company's common stock and one common stock purchase warrant. Each common stock purchase warrant entitles the holder to purchase one share of the Company's common stock exercisable at US $1.75 per share at any time during the four year period commencing one year after the date of issuance.

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                                  March 31, 2005
                                              (Unaudited prepared by management)
                                                 (Expressed in Canadian Dollars)
--------------------------------------------------------------------------------

7.    EQUITY INSTRUMENTS - CONT'd


      On August 27, 2002, the Company issued 5,250 shares of its Convertible Series B Preferred Stock ("Series B") raising US $525,000 (CDN $815,724). The Series B has a stated value of US $100 (CDN $155), a cumulative 5% dividend payable annually in cash or common stock of the Company, and the right to convert the Series B into units commencing on the second anniversary of the issuance of the Series B at US $1.75 per unit for every US $1 of stated value of preferred stock. Each unit consists of one share of the Company's common stock and one common stock purchase warrant exercisable at US $2.00 per share, at any time during the four year period commencing one year from the date of issuance of the units.

      d)    Stock Options

                                             Three Months Ended                                  Year Ended
                                               March 31, 2005                                 December 31, 2004
------------------------------  ---------------------------------------------   ---------------------------------------------
                                             Wtd Avg    Wtd Avg      Wtd Avg                  Wtd Avg    Wtd Avg     Wtd Avg
                                              Price      Price       remain                   Price      Price      remaining
                                 # Options    (US $)     (Cdn $)    life (yrs)  # Options     (US $)     (Cdn $)    life (yrs)
----------------------------   ----------    --------   ---------   ---------   ---------    --------   ---------   --------
Options outstanding,
beginning of period             1,105,000    $   3.20   $    3.85        3.92     425,000    $   2.93   $    3.52       3.69
Issued                                 --          --          --               1,120,000        3.29        3.96
Cancelled                        (310,000)       3.40        4.17                (440,000)       3.40        4.09
----------------------------   ----------    --------   ---------   ---------   ---------    --------   ---------   --------
Options outstanding,
end of period                     795,000    $   3.00   $    3.68        3.50   1,105,000    $   3.20   $    3.85       3.92
----------------------------   ----------    --------   ---------   ---------   ---------    --------   ---------   --------
Options exercisable,
end of period                     335,000    $   3.20   $    3.92                 442,500    $   3.22   $    3.87
----------------------------   ----------    --------   ---------   ---------   ---------    --------   ---------   --------

      The fair value of options issued in 2004 were determined using an appropriate option pricing model and the following assumptions: expected volatility of 27% to 53%, risk free interest rate of 3.5%, expected lives of three to five years and dividend yield of 0%. The fair value of the options is recognized and expensed over the vesting period of the options. During the quarter $192,565 was recorded in stock compensation expense as disclosed in note 7(b) using the Black-Scholes option-pricing model.

      e)    Warrants

                                                            Three Months Ended                Year Ended
                                                              March 31, 2005               December 31, 2004
------------------------------------------------------   --------------------------    --------------------------
                                                         # Warrants        Amount       # Warrants       Amount
------------------------------------------------------   -----------    -----------    -----------    -----------
Beginning balance                                         10,671,900    $ 2,070,001     10,036,400    $ 1,976,913
Issued in connection with private placement and
 investor relations                                               --             --        675,500        160,088
Issued for investor relation services                             --             --         60,000         33,000
Exercise of warrants                                        (234,000)      (234,000)      (100,000)      (100,000)
------------------------------------------------------   -----------    -----------    -----------    -----------
Ending balance                                            10,437,900    $ 1,836,001     10,671,900    $ 2,070,001
------------------------------------------------------   -----------    -----------    -----------    -----------

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                                  March 31, 2005
                                              (Unaudited prepared by management)
                                                 (Expressed in Canadian Dollars)
--------------------------------------------------------------------------------

7.    EQUITY INSTRUMENTS - CONT'd

      e)    Warrants - cont'd

                                                                March 31, 2005                       December 31, 2004
-----------------------------------------------------   ----------------------------------   ----------------------------------
                                                                        Wtd Avg    Wtd Avg                   Wtd Avg    Wtd Avg
                                                                       Exercise   Exercise                  Exercise   Exercise
                                                                        Price      Price                     Price      Price
                                                         # Warrants     (US $)    (Cdn $)     # Warrants     (US $)    (Cdn $)
-----------------------------------------------------   -----------    --------   --------   -----------    --------   --------
Beginning balance                                        10,671,900    $   1.54   $   1.85    10,036,400    $   1.38   $   1.79
Exercised during the year (Class A)                        (234,000)       0.33       0.43            --          --         --
Exercised in payment of interest                                 --          --         --      (100,000)       3.10       3.73
Issued in connection with private placement                      --          --         --       482,000        4.00       4.81
Issued in connection with investor relation services             --          --         --        60,000        4.05       4.89
Issued in connection with investor relation services             --          --         --        50,000        2.50       3.02
Issued in connection with private placement                      --          --         --       143,500        4.00       4.81
-----------------------------------------------------   -----------    --------   --------   -----------    --------   --------
Ending balance                                           10,437,900    $   1.56   $   1.85    10,671,900    $   1.54   $   1.85
-----------------------------------------------------   -----------    --------   --------   -----------    --------   --------

8.    RISK MANAGEMENT

      a)    Interest rate risk management

      The Company's fixed rate debt is subject to interest rate price risk as the value will fluctuate as a result of changes in market rates. Floating rate debt is subject to interest rate cash flow risk as the required cash flows to service the debt will fluctuate as a result of changes in market rates.

      At March 31, 2005, the Company had fixed the interest rates on the following interest bearing obligations:

                                        March  31, 2005        December 31, 2004
      --------------------------------------------------------------------------
      Long term debt                    $     3,885,283       $        4,110,308

      b)    Foreign currency rate risk


      A significant portion of the Company's debt is denominated in the United States dollars. The Company does not have any exposure to any highly inflationary foreign currencies. The amount of debt denominated in United States dollars is US$2,592,000 (2004 - US$2,754,000). The increase or decrease in net earnings before taxes for each 1 percent change in foreign exchange rate on the US denominated debt amounts to approximately $26,000 (2004 - $28,000) per annum.


9.    COMMITMENTS AND CONTINGENCIES

         There have been no material changes in the existence, likelihood or amount of contingencies from the preceding annual audited consolidated financial statements.

                                                             Assure Energy, Inc.
                                      Notes to Consolidated Financial Statements
                                                                  March 31, 2005
                                              (Unaudited prepared by management)
                                                 (Expressed in Canadian Dollars)
--------------------------------------------------------------------------------

10.   RELATED PARTY TRANSACTIONS


      Included in accounts receivable is $274,691 (2004 - $249,938) and included in accounts payable is $429,551 (2004 - $377,339) due to companies controlled by a director of the Company. These accounts receivable and payable arise as the Company and this director share an interest in oil and gas properties that the Company operates.


      All related party transactions have been recorded at the agreed to exchange amount which reflects fair value.


11.   SUBSEQUENT EVENTS

      On April 21, 2005 the Company engaged the services of Haywood Securities Inc. ("Haywood") a TSE member firm, as its exclusive financial advisor to assist the Company in evaluating strategic alternatives to maximize shareholder value. In the event that such alternatives result in a merger, takeover or business combination (the "Transaction") with another company, Haywood would earn a commission equivalent to 0.9% of the Transaction value. On April 25, 2005 the Company amended its employment agreements such that in the event of a Transaction the Company's President and two Vice Presidents are entitled to receive severance pay of approximately $600,000 in the aggregate. As part of this amendment, 3 employees of the Company were granted a total of 510,000 stock options, exercisable at $1.25Cdn for 1 year from the date of grant.

12.   CHANGE IN REPORTING CURRENCY & COMPARATIVE FIGURES

      Most of the Company's operations are conducted by its Canadian subsidiaries in Canadian dollars. As only limited operations are conducted in United States dollars the Company adopted Canadian dollars as its reporting currency effective January 1, 2003. Comparative figures for the prior period have been restated using the current rate method of currency translation as though the Canadian dollar was the reporting currency in that period. The net effect of adopting Canadian dollars as the Company's reporting currency reduces the foreign currency fluctuations recorded as a result of translating the Company's Canadian subsidiaries into US dollars. As substantially all of the operations are now in Canada, management is of the opinion that the Canadian dollar will more accurately reflect the balance sheet and the net exposure in US dollars will be appropriately recognized through the income statement. The net exposure to the US dollar will primarily come from US dollar denominated accounts such as cash and trade payables. All numbers reported in these financial statements are stated in Canadian dollars unless otherwise denoted. Certain comparative figures have been restated to confirm to the current period presentation.

13.   SEASONALITY TREND INFORMATION

      The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing properties located in swampy terrain are only accessible during winter months. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and increased consumer demand or changes is supply during certain months of the year may influence the commodity prices.

                                                                          ITEM 2

                                                             ASSURE ENERGY, INC.
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                    OF FINANCIAL CONDITION AND OPERATING RESULTS
                                            FOR THE QUARTER ENDED MARCH 31, 2005
--------------------------------------------------------------------------------
OVERVIEW

This Management's Discussion and Analysis ("MD&A") dated May 30, 2005, is a review of the operating and financial activities of Assure Energy, Inc. (the "Company" or "Assure") and its subsidiaries for the quarter ended March 31, 2005. This MD&A should be read in conjunction with the audited consolidated financial statements and notes thereto of Assure for the years ended December 31, 2004 and 2003. Unless otherwise indicated, all dollar amounts in this MD&A are Canadian dollars and have been presented in accordance with Generally Accepted Accounting Principles.

Comparisons made of the current period to the previous year are to the corresponding period in the previous year unless otherwise indicated. Readers are advised that certain cautionary statements in the MD&A in the annual report for the year ended December 31, 2004 are not repeated herein but apply to this MD&A.

Assure and its subsidiaries are engaged in the exploration, development and production of oil and natural gas in the Canadian provinces of Alberta, Saskatchewan and British Columbia. Additional information relating to the Company can be found on the website of the United States Securities and Exchange Commission at www.sec.gov. and on the website of the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.
The Company's results of operations for the quarter ended March 31, 2005 and March 31, 2004 include the accounts of Assure Oil & Gas Corp. ("Oil & Gas") and Westerra 2000 Inc. ("Westerra").

The Company's financial results depend on many factors, including, but not limited to, commodity prices, exploration and development success, control of capital expenditures, and operating and overhead costs. These factors impact the Company's ability to obtain financing for its operations. Many of these factors are outside of Assure's control. See the "Business Risks" section of this MD&A.

Certain Measures in this MD&A do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles ("Canadian GAAP") such as cash flow from operations, and netback and therefore are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. There measures have been described and presented in this MD&A in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this MD&A as these measures are discussed and presented.


The following Management Discussion and Analysis may contain forward-looking statements. Forward-looking statements are based on current expectations that involve a numbers of risks and uncertainties which could cause actual events or results to differ materially from those reflected herein. Forward-looking statements are based on the estimates and opinions of management of the Company at the time the statements were made.

OVERALL PERFORMANCE

Revenues from oil and natural gas production, before deduction of royalties and operating costs, decreased by $646,089 to $2,740,524 in 2005 from $3,386,613 in 2004. Net revenue from oil and natural gas production, after deduction of royalties and operating costs, decreased by $474,322 to $1,314,395 in 2005 from $1,788,717 in 2004. The Company's net loss decreased by $208,400 to $850,245 in 2005 from $1,058,645 in 2004. The Company's production decreased by 295 boe/d to 809 boe/d in 2005 compared to 1,103 boe/d in 2004.

SELECTED QUARTERLY INFORMATION

The table below sets out the Company's selected quarterly information for the quarters ended March 31, 2005 and 2004:

----------------------------------------------------------------------------------------------------
                                                 Quarter Ended March 31    2005 less 2004      %
                                                 2005            2004           Change       Change
------------------------------------------   ------------    ------------    -----------    --------
OPERATIONS
Production:
Crude oil & NGL's (Bbl/d)                             488             773           (285)        (37)
Natural gas (Mcf/d)                                 1,926           1,983            (57)         (3)
Total (Boe/d)                                         809           1,103           (295)        (27)
Average sales prices:
Crude oil ($/Bbl)                            $      38.22    $      33.44    $      4.78          14
Natural gas ($/Mcf)                          $       6.12    $       5.74    $      0.39           7
Total ($/boe)                                $      37.63    $      33.73    $      3.90          12
Royalty expense ($/ Boe)                     $      (6.58)   $      (6.69)   $      0.11          (2)
Operating expense ($/ Boe)                   $     (13.00)   $      (9.23)   $     (3.77)         41
Netback ($/ Boe)                             $      18.05    $      17.81    $      0.23           1

FINANCIAL (CDN$)
Revenues:
Crude oil & NGL's                            $  1,679,001    $  2,351,818    $  (672,817)        (29)
Natural gas                                     1,061,523       1,034,795         26,728           3
==========================================   ============    ============    ===========    ========
                                                2,740,524       3,386,613       (646,089)        (19)
Royalty expenses                                 (479,147)       (671,363)       192,216         (29)
Operating expenses                               (946,982)       (926,533)       (20,449)          2
==========================================   ============    ============    ===========    ========
Net revenue from oil and gas production         1,314,395       1,788,717       (474,322)        (27)
------------------------------------------   ------------    ------------    -----------    --------
Net loss                                     $   (850,245)   $ (1,058,645)   $   208,400         (20)
==========================================   ============    ============    ===========    ========
Net loss per share                           $      (0.04)   $      (0.06)   $      0.02         (33)
==========================================   ============    ============    ===========    ========
Cash flow from operations before changes
  in working capital                         $    411,132    $    699,810    $  (288,678)        (41)
Capital expenditures                         $  3,997,667    $  5,959,962    $(1,962,295)        (33)
Long term liabilities                        $  6,091,863    $  7,682,417    $(1,590,554)        (21)
Total assets                                 $ 43,405,045    $ 37,414,869    $ 5,990,176          16
Dividends (preferred shares)                 $     34,893    $     76,054    $   (41,161)        (54)

*Cash flow from operations is not a measure that has any standardized meaning prescribed by Canadian GAAP and is considered a non GAAP measure. Therefore this measure may not be comparable to similar measures presented by other issuers. This measure has been presented in this MD&A as additional information regarding the company's liquidity and ability to generate funds to finance its operations. Cash flow from operations is calculated by adding back non-cash items to earnings. This number is reconciled to the net income for the year in the statement of cash flows included in the consolidated financial statements

NGLs - natural gas liquids

Bbls/d - barrels of oil per day

Mcf/d - thousand cubic feet per day

Mmcf/d - million cubic feet per day

Boe/d - barrels of oil equivalent per day

(A boe conversion ratio of 6 mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead)

RESULTS OF OPERATIONS

Production

For the quarter ending March 31, 2005 the average oil and NGLs production per day decreased by 285 bbls/d to 488 bbls/d compared to 773 bbls/d for the comparable period in 2004. With the sale of the Chestermere property effective January 1, 2005, there was a loss of 126 bbls/d. The Ribstone, Chauvin and Enchant areas of Alberta experienced natural declines of 126 bbls/d, 51 bbls/d and 25 bbls/d respectively. The Golden Spike area of Alberta and the Lloydminster area of Saskatchewan increased by 26 and 21 bbls/d respectively with the remaining 4 bbls/d decrease attributed to other areas.

The Company's oil and NGLs production from the Chauvin, Ribstone, Golden Spike and Enchant areas of Alberta were 209 bbls/d, 136 bbls/d, 34 bbls/d and 22 bbls/d, respectively. The Company's Lloydminster area of Saskatchewan produced 67 bbls/d and 20 bbls/d were attributed to other areas.

For the quarter ending March 31, 2005 the average natural gas production per day decreased by 57 mcf/d to 1,926 mcf/d compared to 1,983 mcf/d for the comparable period in 2004. The largest decrease came from the Rigel area of British Columbia, which decreased by 515 mcf/d. With the sale of the Chestermere property effective January 1, 2005, there was a loss of 210 mcf/d. The Lloydminster area of Saskatchewan and the Lomond and Royce areas of Alberta experienced decreases of 102 mcf/d, 43 mcf/d and 28 mcf/d respectively. The Currant area of British Columbia experienced the largest increase, an increase of 434 mcf/d. The Golden Spike, Enchant and Ansell/Edson areas of Alberta increased by 158 mcf/d, 106 mcf/d and 82 mcf/d respectively with the remaining 61 mcf/d increase attributed to other areas

The Company's natural gas production includes 756 mcf/d and 165 mcf/d, respectively, from the West Currant and Rigel areas of British Columbia. Lloydminster in Saskatchewan produced 273 mcf/d of natural gas. The Enchant and Golden Spike areas at production levels of 318 mcf/d and 158 mcf/d respectively were the largest natural gas producing areas in Alberta. The remaining natural gas production of 256 mcf/d arose from other areas of Alberta.

Prices

The average oil price realized by the Company in the first quarter of 2005 was $38.22 per barrel, an increase of 14% from $33.44 per barrel in the same quarter last year. Higher average prices for oil during 2005 compared to 2004 were the major contributing factor. All oil producing properties experienced a price increase in the first quarter of 2005 over the same period in 2004 except for the Lloydminster area in Saskatchewan, which experienced a drop of $3.54 per barrel from $27.57 in 2004 to $24.03 in 2005.

The average natural gas price realized by the Company in the first quarter of 2005 was $6.12 per mcf, an increase of 7% from $5.74 per mcf for the same period a year ago. Similar to oil prices, average prices for natural gas were higher in 2005 compared to 2004. All gas producing properties experienced a price increase in the first quarter of 2005 over the same quarter in 2004.

Petroleum and natural gas sales

Revenues from oil and natural gas production, before deduction of royalties and operating costs, decreased by $646,089 to $2,740,524 in the first quarter of 2005 compared to $3,386,613 for the same period last year. The decrease is primarily attributed to the sale of the Chestermere property effective January 1, 2005 as well as natural production declines.

Royalties

Royalties decreased $192,216 or $0.11 per boe from $671,363 or $6.69 per boe in the first quarter of 2004 to $479,147 or $6.58 per boe in the first quarter of 2005.

The major factor contributing to the decrease in royalty expense was the sale of Chestermere effective January 1, 2005 which contributed $198,000 in royalty expense in last year's first quarter.

Royalties as a percentage of revenues decreased from 20% to 17%.

Operating Costs

Operating costs increased by $20,449 to $946,982 in the first quarter of 2005 compared to $926,533 in the same period in 2004. Operating costs on a boe basis increased by $3.77 per boe from $9.23 per boe in the first quarter of 2004 to $13.00 per boe for the first quarter of 2005. Although overall production was down for 2005 compared to 2004, a reduction in operating costs was not realized as costs of extraction increased and a number of operating expenses such as contract operating, surface rentals, mineral lease rentals, utilities, overhead charges, etc. were not entirely correlated to production.

General and administrative expenses

General and administrative expenses decreased $563,417 to $1,011,456 for the quarter ending March 31, 2005. The decrease is primarily attributed to the amalgamation of Quarry with the Company as duplicate administrative costs and professional fees were eliminated.


Interest expense


Interest expense decreased by $53,472 to $172,645 for the quarter ending March 31, 2005. The decrease is due to the Company carrying less debt quarter over quarter. In the quarter ended March 31, 2004 the Company paid approximately $30,000 in interest on $1,250,000 debt that was extinguished during 2004 and not included in the quarter ended March 31, 2005. As well, interest on the US subordinated note payable decreased approximately $10,000 compared to last quarter due to a principal reduction of CDN $1,113,000 (US $648,000).

Depletion and depreciation

Depletion and depreciation expense decreased by $120,919 to $1,228,475 in the first quarter of 2005 compared to $1,349,394 in the same period last year. The sale of the Chestermere property in this year's first quarter was the major factor in the decrease in depletion.

On a boe basis, depletion and depreciation was $16.87 per boe for the first quarter of 2005 compared to $13.44 per boe for the same quarter a year ago.

Foreign Exchange


In the first quarter of 2005, the Company realized a foreign exchange loss of $11,381 compared to a foreign exchange gain of $42,633 in last year's first quarter.

The United States dollar amounts have been converted into Canadian dollar amounts for convenience purposes using either the average or the period end exchange rates shown below:

Three months ended March 31, 2005                                       $1.2270
Three months ended March 31, 2004                                       $1.3176
As at March 31, 2005                                                    $1.2096
As at December 31, 2004                                                 $1.2020

Income Taxes

The net future tax liability of $1,903,626 as at March 31, 2005 (2004 - $2,220,885) results primarily from the difference in the tax basis and carrying value of property, plant and equipment.

In the first quarter of 2005, the Company's current tax provision was $55,854 compared to $66,330 a year ago.

The Company's future tax recovery was $317,259 for the first quarter of 2005 compared to $302,869 for the same quarter last year.

Equity Income

The equity income arises from the Company's 39.77% interest in Keantha Holdings Inc., a private company.


Net loss and net loss per share


Assure recorded a net loss $850,245 or $0.04 per common share for the quarter ended March 31, 2005, compared to a net loss of $1,058,645 or $0.06 per common share for the same period in 2004.

SUMMARY OF QUARTERLY RESULTS

----------------------------  -------    ----------------------------------------    ----------------------------
                                2005                      2004                                   2003
                              -------    ----------------------------------------    ----------------------------
($ thousand unless
otherwise indicated)             Q1         Q4         Q3         Q2         Q1        Q4(1)      Q3        Q2(2)
----------------------------  -------    -------    -------    -------    -------    -------    -------    ------
Net petroleum and
  natural gas revenue         $ 2,261    $ 3,088    $ 3,902    $ 2,858    $ 2,715    $ 2,837    $ 2,047    $  895
Net loss                      $  (850)   $  (964)   $  (501)   $(1,140)   $(1,059)   $(9,667)   $(1,539)   $ (703)
Net loss per share - basic    $ (0.04)   $ (0.05)   $ (0.02)   $ (0.06)   $ (0.06)   $ (0.60)   $ (0.09)   $(0.04)
----------------------------  -------    -------    -------    -------    -------    -------    -------    ------

(1)The second quarter of 2003 does not include the results of Quarry Oil & Gas Ltd. as it was purchased July 28, 2003.

(2)The fourth quarter of 2003 includes $9,078,379 in additional depletion expense for the ceiling test writedown.

FINANCIAL RESOURCES AND LIQUIDITY


During the quarter ended March 31, 2005, the Company's cash decreased by $4,151 compared to a decrease of $4,291,088 in the prior year's quarter. The components of the change are set out below.

                                                      Quarter Ended March 31         Change
                                                       2005            2004
-------------------------------------------------   -----------    -----------    -----------
Net income after adjustment for non-cash items      $   411,132    $   699,810    $  (288,678)
Increase in working capital                           2,582,963      1,963,737        619,226
-------------------------------------------------   -----------    -----------    -----------
Provided by operating activities                      2,994,095      2,663,547        330,548
Used in investing activities                         (3,997,667)    (5,959,962)     1,962,295
Provided (used) by financing activities                 995,159     (1,084,174)     2,079,333
Effect of exchange rate changes on cash                   4,262         89,501        (85,239)
-------------------------------------------------   -----------    -----------    -----------
Net change in cash                                  $    (4,151)   $(4,291,088)   $ 4,286,937
-------------------------------------------------   -----------    -----------    -----------

Cash flow from operations

Cash flow from operations for the quarter ended March 31, 2005, after adjustment for non-cash items and before changes in working capital, decreased by $288,678 to $411,132 due to the sale of the Chestermere property effective January 1, 2005.

Cash flow provided by financing activities

During the quarter ended March 31, 2005 234,000 warrants were exercised for total proceeds of $101,220. The Company received $443,939 from shareholders, which are unsecured, non-interest bearing and have no fixed terms of repayment. The Company increased the demand bank loan by $450,000.

Cash flow used in investing activities

Cash flow of $3,997,667 was used in investing activities for the Company's capital expenditure program.

During the quarter ended March 31, 2005, Assure and its subsidiaries participated in drilling 2.0 wells (net 1.0) in the West Currant Area of British Columbia.

Assure has no commitments for capital expenditures other than exploration, drilling, completion and equipping expenditures to be incurred in the normal course of business. The Company anticipates that these expenditures will be funded out of existing capital resources.
The calculation of cash flow is disclosed on the Consolidated Statement of Cash Flows in the Consolidated Financial Statements.

Working Capital

The Company had a working capital deficiency of $12,187,374 at March 31, 2005, including payables and accrued liabilities of $12,501,172, the demand bank loan of $6,600,000, advances from shareholder of $2,964,311, current portion of long-term debt of $983,821 and interest payable of $11,113. Assure anticipates that it will be able to fund this deficiency out of cash flows from operations, and bank borrowings.

At December 31, 2004 the Company had a working capital deficiency of $14,110,781 including payable and accrued liabilities of $8,269,333, the demand bank loan of $6,150,000 advances from shareholders of $2,520,372, current portion of long-term debt of $978,896, and interest payable of $11,245.

Demand Bank Loans

Assure Energy, Inc.

As at March 31, 2005 the Company had available a $5,775,000 (2004 - $6,400,000)
revolving operating demand loan facility with a Canadian chartered bank. The facility reduces by $275,000 per month commencing January 31, 2005. The loan bears interest at the bank's prime rate plus 1.5% interest subject to a standby fee of 0.125% per annum. The Company also had available, a $1,200,000 non-revolving acquisition and development demand loan facility at the same bank with interest payable at the bank's prime rate plus 1.5% subject to a drawdown fee of 0.375% (acquisition) or 0.50% (development) and a standby fee of 0.125% per annum. The facilities are secured by a $20 million debenture over all the assets of the Company. These facilities will be reviewed no later than April 30, 2005. As at March 31, 2005, the Company had drawn down $5,300,000 (2004 - $5,700,000) against these facilities and this amount has been classified as a current liability. Under the credit facility agreement with the bank, the Company is subject to certain covenants.

As at March 11, 2005 the Company agreed and accepted a Temporary Demand Loan facility with a Canadian chartered bank in the amount of $1,000,000 to provide for financing of capital expenditures associated with the completion and tie in of certain gas wells. The loan bears interest at the bank's prime rate plus 3% per annum. The facility is secured by a variable rate promissory demand note in the face amount of $1,000,000, a guarantee from Oil & Gas and Westerra, and a general assignment of book debts from Westerra. As at March 31, 2005, the Company had drawn down $1,000,000 (2004 - $nil) against this facility and this amount has been classified as a current liability.

Assure Oil & Gas Corp.

As at March 31, 2005, the Company had available, through its wholly owned subsidiary Oil & Gas a $1,200,000 revolving, operating demand loan facility with a Canadian chartered bank. The loan bears interest at the bank's prime rate plus 1.0% interest subject to a standby fee of 0.125% per annum. The Company also had available through Oil & Gas a $450,000 non-revolving acquisition and development demand loan facility at the same bank with interest payable at the bank's prime rate plus 1.25% subject to a drawdown fee of 0.25% (acquisition) or 0.50% (development) and a standby fee of 0.125% per annum. The facilities are secured by a $10 million debenture over all the assets of Oil & Gas and a $10 million guarantee from Assure and Westerra. These facilities will be reviewed no later than April 30, 2005. As at March 31, 2005, Oil & Gas had drawn down $300,000 (2004 - $450,000) against these facilities and this amount has been classified as a current liability. Under the credit facility agreement with the bank, the Company is subject to certain covenants.

Subsequent to March 31, 2005, the bank loans for the Company and Oil and Gas have been combined and refinanced subject to certain credit approval conditions outlined below.

On March 7, 2005, the Company, signed a term sheet outlining the terms and conditions of proposed financing to replace the existing bank loan. Subject to certain credit approval conditions, the Company will have available a $7,100,000 revolving operating demand loan facility with a Canadian chartered bank. The loan will bear interest at the bank's prime rate plus 2% interest, subject to a standby fee of 0.125% per annum. The Company will also have available, a $2,700,000 non-revolving development demand loan facility at the same bank with interest payable at the bank's prime rate plus 2.5%, subject to a drawdown fee of 1% and a standby fee of 0.125% per annum. The facilities are secured by a $10 million debenture over all the assets of Oil & Gas, a $10 million guarantee from Assure and Westerra, and a $40 million supplemental debenture over the major producing petroleum and natural gas reserves of Assure, Oil & Gas, and Westerra. These facilities will be reviewed by July 15, 2005 and upon the Company's fiscal year end December 31, 2005, and not later than April 30, 2006. This new facility replaced both the Company's and Oil & Gas' facilities. A commitment fee in the amount of $500,000 was payable upon delivery of the commitment to the Company, payable in monthly payments of $100,000 per month commencing April 1, 2005. An earnest fee in the amount of $50,000 will also be payable on April 1, 2005.

COMMITMENTS AND CONTINGENCIES

Litigation

The Company is currently involved in litigation with a former officer of Quarry who is claiming $240,000 in respect of termination and severance pay. The Company is contesting this claim and has not accrued any amounts for this litigation. Examinations for discovery have occurred and the matter is currently in abeyance as of May 30, 2005 as the plaintiff has not moved the litigation forward.

Employment Agreements

The Company currently has employment agreements with three employees ("Employees") of the Company. The employment agreements specify that the Employees are entitled to lump sum payments in the event that the Company is sold.

In the ordinary course of business, the Company and its subsidiaries enter into contracts which contain indemnification provisions, such as loan agreements, purchase contracts, service agreements, licensing agreements, asset purchase and sale agreements, joint venture agreements, operating agreements, leasing agreements, land use agreements etc. In such contracts, the Company may indemnify counterparties to the contracts if certain events occur. These indemnification provisions vary on an agreement by agreement basis. In some cases, there are no pre-determined amounts or limits included in the indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the maximum potential future amount that the Company could be required to pay cannot be estimated.

CONTRACTUAL OBLIGATIONS

Description                            Total        2005        2006        2007       2008       2009
----------------------------------   ----------   --------   ----------   --------   --------   --------
Operating Leases (note 1)            $  180,098   $ 85,068   $   87,720   $  7,310   $     --   $     --
Note Payable (note 2)                   750,000    150,000      200,000    200,000    200,000         --
Subordinated Note Payable (note 3)    3,135,283    603,871      778,896    778,896    778,896    194,724
                                     ----------   --------   ----------   --------   --------   --------
Total Contractual Obligations        $4,065,381   $838,939   $1,066,616   $986,206   $978,896   $194,724
                                     ==========   ========   ==========   ========   ========   ========


(1) Effective August 1, 2004, the Company entered into a new lease for the rental of office space for the period to January 31, 2007. The Company is committed to payments of $87,720 per annum for rent plus a proportionate share of operating costs. The Company has also entered into a sublease that expires December 31, 2005. The Company is committed to payments of $25,704 per annum for rent plus a proportionate share of operating costs.

(2) The Company's long-term debt consists of a six-year note payable (the "CDN Dollar Note") issued by its wholly owned subsidiary Oil & Gas in the principal amount of $750,000 (2004 - $800,000) and a six-year Subordinated Promissory Note Payable (the "US Dollar Note") in the principal amount of US $2,592,000, equivalent to Canadian $3,135,283 (2004 - US $2,754,000, equivalent to Canadian $3,310,308).

The CDN Dollar Note was issued on December 28, 2002 and matures on December 28, 2008. The note accrues interest at 7.5% per annum. Quarterly payments of principal and interest are due on March 28, June 28, September 28 and December
28. The note is subordinated to all present and future bank debt of Oil & Gas and its subsidiaries.

(3) The US Dollar Note was issued on March 15, 2003, as amended on December 5, 2003, and matures on March 15, 2009. The note accrues interest at 7.75% per annum. Quarterly payments of principal and interest are due and payable in US dollars on March 15, June 15, September 15 and December 15. The note is unsecured and is subordinated to all present and future bank debt of the Company and its subsidiaries. In connection with the issuance of the Subordinated Note, the Company issued 450,000 common stock purchase warrants to purchase an equal number of the Company's common stock with an exercise price of $3.75 (US $3.10) per share. These common stock purchase warrants may be exercised at any time during the five years commencing July 1, 2003.

TRANSACTIONS WITH RELATED PARTIES

Included in accounts receivable is $274,691 (2004 - $249,938) and included in accounts payable is $429,551 (2004 - $377,339) due to companies controlled by a director of the Company. These accounts receivable and payable arise as the Company and this director share an interest in oil and gas properties that the Company operates.

All related party transactions have been recorded at the agreed to exchange amount, which reflects fair value.

ACCOUNTING POLICIES AND CRITICAL ESTIMATES

There have been no changes to the Company's accounting policies and practices and critical accounting estimates in 2005.

New Canadian Accounting Pronouncements

The Canadian Institute of Chartered Accountants (CICA) has issued a number of accounting pronouncements, some of which may impact the Company's reported results and financial position in future periods.

Financial Instruments

Financial Instruments of the Company consist of cash, accounts receivable, income taxes payable, accounts payable and accrued liabilities, due to shareholders, debenture payable, long term debt and bank loans. The fair value of these financial instruments approximates their carrying value. It is management's opinion that the Company is not exposed to significant risks associated with these financial instruments, other than foreign exchange fluctuation on a portion of the long term debt.

BUSINESS RISKS

Operating risks and Insurance Coverage

Our business involves a variety of operating risks, including:

      o     Blowouts, cratering and explosions;

      o     Mechanical problems;

      o     Uncontrolled flows of oil, natural gas or well fluids;

      o     Fires;

      o     Formations with abnormal pressures;

      o     Pollution and other environmental risks; and

      o     Natural disasters


The operation of our natural gas gathering and pipeline systems also involves various risks of explosions and environmental hazards caused by pipeline leaks and ruptures. The location of pipelines near populated areas, including residential areas, commercial business centers and industrial sites, could increase these risks. Any of these events could result in loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial losses to us. In accordance with customary industry practice, we maintain insurance against some, but not all, of these risks and losses. The occurrence of any of these events not fully covered by insurance could have a material adverse effect on our financial position and results of operations.

Commodity Pricing and Risk Management Activities

Our revenues operating results, financial condition and ability to borrow funds or obtain additional capital depend substantially on prevailing prices for natural gas and oil. Declines in oil and gas prices may materially adversely affect our financial condition, liquidity, ability to obtain financing and operating results. Lower oil and gas prices also may reduce the amount of oil and gas that we can produce economically. Historically, oil and gas prices and markets have been volatile, with prices fluctuating widely, and they are likely to continue to be volatile. Depressed prices in the future would have a negative impact on our future financial results. In particular, substantially lower prices would significantly reduce revenue and could potentially impact the outcome of our annual impairment test.

The majority of our production is sold at market responsive prices. Generally, if the commodity indexes fall, the prices that we receive for our production will also decline. Therefore, the amount of revenue that we realize is partially determined by factors beyond our control. However, management may mitigate this price risk with the use of financial instruments.

Environmental Regulations

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated future removal and site restoration costs. These costs are accrued based on estimates of reserves and future costs. Any changes in these will affect future earnings. Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company's cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one-quarter or year.

Kyoto

The Kyoto protocol, ratified by the Canadian Federal Government in December 2002, came into force on February 16, 2005. The protocol commits Canada to reducing greenhouse gas emissions to six percent below 1990 levels over the period 2008-2012. The Federal Government released a framework outlining its Climate Change action plan on April 13, 2005. The plan as released contains few technical details regarding the implementation of the Government's greenhouse gas reduction strategy. The Climate Change Working Group of the Canadian Association of Petroleum Producers continues to work with the Federal and Alberta governments to develop an approach for implementing targets and enabling greenhouse gas control legislation, which protects the industry's competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector. As the federal government has yet to release a detailed Kyoto compliance plan, the Company is unable to predict the impact of potential regulations upon its business; however, it is possible that the Company would face increases in operating costs in order to comply with the greenhouse gas emissions legislation.

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the periods ended March 31, 2005 and 2004.

SEASONALITY TREND INFORMATION

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing properties located in swampy terrain are only accessible during winter months. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and increased consumer demand or changes is supply during certain months of the year may influence the commodity prices.

SUBSEQUENT EVENTS

On April 21, 2005 the Company engaged the services of Haywood Securities Inc. ("Haywood") a TSE member firm, as its exclusive financial advisor to assist the Company in evaluating strategic alternatives to maximize shareholder value. In the event that such alternatives result in a merger, takeover or business combination (the "Transaction") with another company, Haywood would earn a commission equivalent to 0.9% of the Transaction value. On April 25, 2005 the Company amended its employment agreements such that in the event of a Transaction the Company's President and two Vice Presidents are entitled to receive severance pay of approximately $600,000 in the aggregate. As part of this amendment, 3 employees of the Company were granted a total of 510,000 stock options, exercisable at $1.25 Cdn for 1 year from the date of grant.

                                                                          ITEM 3

Assure Announces first Quarter Results

CALGARY, Alberta- June 1, 2005--Assure Energy, Inc. (OTCBB:ASURF) (FWB:ASL) (WKN 357954) ("Assure" or the "Company") announces that it has filed its First Three Months Consolidated Financial Statements and Management Discussion and Analysis for the quarter ended March 31, 2005. The above filings are available for review at www.sedar.com and will be posted at the company's website at www.assure-energy.com.

The company also announces that the Annual Meeting of the Shareholders to be held on June 14, 2005 has been postponed until further notice.

Assure is a junior oil and gas company with operations in British Columbia, Alberta and Saskatchewan. Assure maintains a high working interest in its properties and operates over 90% of its production.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, which are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks defined in this document and in statements filed from time to time with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by, or on behalf of, the Company, are expressly qualified by these cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Assure Energy, Inc. (OTC Bulletin Board:ASURF; FRANKFURT:ASL)


-----------------------------------------------------
Contact:
Assure Energy, Inc.
Harvey Lalach
President
(403) 266-4975 Email: hlalach@assure-energy.com

                                                                          ITEM 4

                                 FORM 52-109FT2


            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD


      I, Harvey Lalach, President and Chief Financial Officer of Assure Energy, Inc. ("Assure"), certify that:


      1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Assure (the issuer), for the period ending March 31, 2005;

      2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

      3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


      May 30, 2005


      (Signed) "Harvey Lalach "
      -------------------------------------
      Harvey Lalach
      President and Chief Financial Officer

                                                                          ITEM 5

June 1, 2005


British Columbia Securities Commission
Alberta Securities Commission


Dear Sirs:

Re:      ASSURE ENERGY, INC.
         CUSIP: 04621U-10-4
         Annual and Special Meeting of Shareholders

Please be advised that the Annual and Special Meeting of Shareholders to be held at Calgary, Alberta on June 14, 2005 has been postponed until further notice.

Yours truly,

(Signed) Harvey Lalach

Harvey Lalach, President
Assure Energy, Inc.

                                       1